EXHIBIT 11

                          CHEUNG LABORATORIES, INC.
                      COMPUTATION OF EARNING PER SHARE

                            Three Months Ended       Six Months Ended
                                 March 31,               March 31,
                              1997        1996        1997         1996


Net (loss) income          (602,691)    (206,361)  (1,040,948)    (459,561)

weighted average shares
    outstanding           25,638,317   39,414,081   25,433,061   39,371,243

Net (loss) income per
    common share             (0.024)      (0.005)      (0.040)      (0.012)



<NOTE>

* Outstanding warrants, options and Notes which can be converted into Common Stock, are not included in the calculation of the per share data.

</NOTE>